UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
____________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011.

Commission File Number:  1-35016

SGOCO Group, Ltd.

14/F, Building #4, Beijing International Center
No. 38 East 3rd Ring Road North
Chaoyang District,
Beijing, China 100026
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Effective December 24, 2011, Mr. James Hu resigned from the Board of Directors of SGOCO Group, Ltd. (the “Company”) due to personal reasons. Mr. Hu’s resignation was not a result of any disagreements relating to the Company’s operations, policies or practices and there were no disagreements between Mr. Hu and any officer or director of the Company.

On December 27, 2011, the Board appointed Ms. Pik Yue Hon to fill the independent director vacancy created by the resignation of Mr. Hu.  Ms. Hon, who will join the Board’s audit, nominating and compensation committees, currently serves as an independent consultant to several Chinese companies.

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO GROUP, LTD.

Date: December 27, 2011	By:	/s/ Burnette Or
Burnette Or Chief Executive Officer